Fit Radio, LLC

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

FIT RADIO, LLC

Table of Contents


REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Fit Radio, LLC
Atlanta, Georgia

We have reviewed the accompanying financial statements of Fit Radio, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 15, 2020
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

FIT RADIO, LLC

Balance Sheets
December 31, 2018 and 2017

Assets		2018		2017
Current assets:				
Cash	$	992,355	$	46,265
Accounts receivable		209,444		326,412
Prepaid expenses		3,810		5,440
Total current assets		1,205,609		378,117
Capitalized software - net		389,069		356,637
Property and equipment - net		528		1,584
Deposits		3,810		9,288
Total assets	$	1,599,016	$	745,626
Liabilities and Members' Equity (Deficit)				
Current liabilities:				
Accrued expenses	$	2,287,204	$	35,634
Deferred revenue		667,560		477,167
Notes payable - current portion		51,339		48,319
Total current liabilities		3,006,103		561,120
Long-term liabilities:				
Notes payable - net of current portion		66,302		117,641
Total liabilities		3,072,405		678,761
Members' (deficit) equity		(1,473,389)		66,865
Total liabilities and members' equity (deficit)	$	1,599,016	$	745,626

See report of independent accountants and accompanying notes to financial statements.

FIT RADIO, LLC

Statements of Operations and Members' Equity (Deficit)
Years Ended December 31, 2018 and 2017

	2018	2017
Revenue	$ 2,827,265	$ 1,746,561
Operating expenses:		
Personnel expenses	642,367	566,482
Advertising	203,440	526,627
General and administrative	385,107	237,880
Professional fees	410,615	28,200
Rent expense	38,132	38,909
Depreciation and amortization	137,422	142,108
Litigation settlement	2,540,667	-
Total operating expenses	4,357,750	1,540,206
Total operating (loss) profit	(1,530,485)	206,355
Other expense:		
Interest expense	9,769	11,156
Net (loss) income	(1,540,254)	195,199
Members' equity, beginning of year	66,865	218,166
Distributions to members	-	(346,500)
Members (deficit) equity, end of year	$ (1,473,389)	$ 66,865

See report of independent accountants and accompanying notes to financial statements.

FIT RADIO, LLC

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net (loss) income	$ (1,540,254)	$ 195,199
Depreciation and amortization	137,422	142,108
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts receivable	116,968	(208,429)
Prepaid expenses	1,630	(5,440)
Deposit	5,478	(9,288)
Accrued expenses	2,251,570	(17,741)
Deferred revenue	190,393	240,202
Net cash provided by operating activities	1,163,207	336,611
Cash flows used in investing activities:		
Payments for capitalized software	(168,798)	(174,045)
Cash flows from financing activities:		
Payments on notes payable - net	(48,319)	(45,695)
Distributions to members	-	(346,500)
Net cash used in financing activities	(48,319)	(392,195)
Net change in cash	946,090	(229,629)
Cash, beginning of year	46,265	275,894
Cash, end of year	$ 992,355	$ 46,265

See report of independent accountants and accompanying notes to financial statements.

FIT RADIO, LLC

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Fit Radio, LLC (the "Company") was incorporated in the state of Georgia in August 2010. The Company operates a mobile application that provides hour long fitness playlist curated specifically to fitness activity and running. In addition to its consumer facing application, the Company also powers partner apps.

Management's Plans: The Company's strategic plan for 2020 is to continue to invest in the growth of its consumer platform while leveraging its technology to power other applications in the fitness and digital training space. The Company will focus its investments in machine learning and personalization of their music (specifically towards activity), and SDK deployments to partner applications and platforms. The Company's focus is to ensure that its service can be made available on all smart devices and smart fitness machines by the end of 2020. The Company believes its strategic plan coupled with funds raised through its crowdfunding campaign will enable it to continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risks: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits. The Company places its cash in high credit-quality financial institutions. Receivables consist of trade accounts receivables, resulting from transactions with customers in the ordinary operations of the business.

At December 31, 2018, one customer accounted for 26% of accounts receivable.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. No allowance was deemed necessary at December 31, 2018 and 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Software Development Costs: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the development of its Fit Radio platform. In accordance with the guidance, development costs incurred during the application development stage are capitalized as incurred. The Company has $1,064,824 and $896,026 of gross capitalized software development costs at December 31, 2018 and 2017 which is being amortized over an estimated useful life of five years. Accumulated amortization and amortization expense was $675,755 and $136,366 for 2018, respectively. Accumulated amortization and amortization expense was $539,389 and $141,052 for 2017, respectively.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using accelerated methods based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $203,440 for 2018, and $526,627 for 2017.

Revenue Recognition: Revenues from subscriptions to the Company's platform are recognized ratably over the subscription period with any unearned amounts recorded as deferred revenue on the accompanying balance sheets.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018 or 2017. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements, Continued:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through January 15, 2020, the date the financial statements were available for issuance, and has determined that other than the litigation disclosed in Note 5, no additional disclosures are necessary.

2. **Property and Equipment:**

   Property and equipment consisted of the following at December 31:

	2018	2017
Computer equipment	$ 6,340	$ 6,340
Less: Accumulated depreciation	(5,812)	(4,756)
	$ 528	$ 1,584

   Depreciation expense was $1,056 for 2018 and 2017.

3. **Notes Payable:**

   The Company has various promissory notes outstanding with financial institutions for the total original principal amount of $245,589. The notes bear interest ranging from 5.75% to 5.90% per annum with principal and accrued interest payable monthly. The principal balance is to be paid in full on or before the notes mature on dates ranging from June 2020 to December 2021. The balance of the notes was $117,641 at December 31, 2018 and $165,960 at December 31, 2017. Certain notes are secured by substantially all assets of the Company.

FIT RADIO, LLC

Notes to Financial Statements, Continued

3.   **Notes Payable, Continued:**

The principal payment requirements on existing notes for future years ending after December 31, 2018 are as follows:

Year	Amount
2019	$ 51,339
2020	39,601
2021	26,701
	$ 117,641

4.   **Operating Leases:**

During 2017 and 2018, the Company leased its office space under various non-cancelable operating lease agreements. Through August 2018, the lease was on a month-to-month basis.   During August 2018, the Company signed a new lease agreement with an expiration date of February 2024. The lease agreement calls for rent escalations and for the Company to pay various common area maintenance charges.   The Company determined the straight-line rent effects to be immaterial as a whole to the financial statements. The total rent expense related to these locations was $38,132 for 2018 and $38,909 for 2017.   Certain leases called for the Company to pay deposits which are included in deposits on the accompanying balance sheets.

Minimum future payments under non-cancellable operating leases at December 31, 2018 are as follows:

Year	Amount
2019	$ 46,238
2020	47,635
2021	49,073
2022	50,551
2023	52,070
Thereafter	6,629
	$ 252,196

5. **Commitments and Contingencies:**

From time to time, the Company is involved in litigation that it considers to be in the normal course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations other than as disclosed below.

During 2018 and 2019, the Company was involved in litigation with several labels related to a dispute over various rates being paid to the labels for services rendered. The Company settled with the labels in 2018 and 2019 for an amount totaling $2,535,583 to be paid to the labels over a three year period ending in 2021. At December 31, 2018, the unpaid settlement amount of $2,247,792 is included in the accompanying balance sheet in accrued expenses. As of the date of this report, a total of approximately $1,300,000 has been paid related to the settlement.